Exhibit 5.4

Our ref: LJS/705023-000001/53337813v3

Broadcom Cayman Finance Limited

Broadcom Corporation

c/o Broadcom Limited

1 Yishun Avenue 7

Singapore 768923

21 December 2017

Dear Sirs

Broadcom Cayman L.P.

We have acted as counsel as to Cayman Islands law to Broadcom Cayman L.P. (the “Partnership”), a Cayman Islands exempted limited partnership, and to Broadcom Limited, a foreign company incorporated or established in Singapore, in its capacity as general partner to the Partnership (the “General Partner”) in connection with the entry by the Partnership into the Transaction Documents (as defined below).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of registration dated 26 May 2015 and the certificate of registration on change of name dated 1 February 2016 of the General Partner as a foreign company under Part IX of the Companies Law (2016 Revision) (the “Companies Law”).

1.2	The certificate of registration dated 27 May 2015 and the certificate of change of name of an exempted limited partnership dated 1 February 2016 of the Partnership as an exempted limited partnership under section 9 of the Exempted Limited Partnership Law, 2014 (the “Law”).

1.3	The statement signed on behalf of the General Partner pursuant to section 9(1) of the Law relating to the Partnership and the statements filed under section 10 of the Law.

1.4	Copies of the partnership records of the Partnership maintained at its registered office in the Cayman Islands.

1.5	The amended and restated exempted limited partnership agreement dated 1 February 2016 between the General Partner and each of the limited partners named therein (the “Limited Partners”) (the “Partnership Agreement”).

1.6	A certificate of the General Partner, a copy of which is attached to this opinion letter (the “General Partner’s Certificate”).

1.7	The transaction documents entered into or to be entered into by the Partnership and listed in the Schedule (the “Transaction Documents”).

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the General Partner’s Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The existence and good standing of the General Partner as a foreign company incorporated in Singapore and the due authorisation, execution and unconditional delivery of (i) the Partnership Agreement by the General Partner; and (ii) the Transaction Documents by the General Partner on behalf of the Partnership, in each case as a matter of Singapore law and all other relevant laws (other than the laws of the Cayman Islands).

2.2	The Partnership Agreement and the Transaction Documents have been or, as the case may be, will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the General Partner and the Partnership, the laws of the Cayman Islands).

2.3	The Partnership Agreement has not been amended, varied, waived or supplemented.

2.4	The Transaction Documents are, or will be legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the “Relevant Law”) and all other relevant laws (other than, with respect to the Partnership, the laws of the Cayman Islands).

2.5	The choice of the Relevant Law as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York (the “Relevant Jurisdiction”) and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the Cayman Islands).

2.6	The choice of Cayman Islands law as the governing law of the Partnership Agreement has been made in good faith.

2.7	Where a Transaction Document has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Transaction Document marked to show changes to a previous draft, all such changes have been accurately marked.

2.8	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.9	All signatures, initials and seals are genuine.

2.10	Each party has the capacity, power, authority and legal right under all relevant laws and regulations (other than, with respect to the General Partner and the Partnership, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Partnership Agreement and the Transaction Documents.

2.11	There is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Partnership or the General Partner prohibiting or restricting each of them from entering into and performing their obligations under the Transaction Documents.

2.12	The General Partner has not entered into any mortgages or charges over the property or accounts of the Partnership other than as contemplated by the Transaction Documents.

2.13	No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2017 Revision) and the Terrorism Law (2015 Revision), respectively).

2.14	At all times the affairs of each of the General Partner and the Partnership have been conducted in accordance with the Partnership Agreement.

2.15	The transactions contemplated by the Transaction Documents do not breach the conditions contained within the Partnership Agreement.

2.16	All necessary consents have been given, actions taken and conditions met or validly waived pursuant to the Partnership Agreement and the Transaction Documents.

2.17	None of the shares, interests, rights or obligations, if any, which are directly or indirectly the subject of the transactions contemplated by the Transaction Documents and the Partnership Agreement (the “Applicable Interests”) is currently or will be subject to or affected by any restrictions notice issued pursuant to the Companies Law or the Limited Liability Companies Law, 2016 (“LLC Law”) (a “Restrictions Notice”).

2.18	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law or the laws of the jurisdictions in which the General Partner and the Limited Partners are registered or incorporated or established.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Partnership has all requisite capacity, power and authority under the Partnership Agreement to enter into, execute and perform its obligations under the Transaction Documents.

3.2	The execution and delivery of the Transaction Documents do not, and the performance by the Partnership of its obligations under the Transaction Documents will not, conflict with or result in a breach of any of the terms or provisions of the Partnership Agreement or any law, public rule or regulation applicable to the General Partner or the Partnership currently in force in the Cayman Islands.

3.3	The execution, delivery and performance of the Transaction Documents have been authorised in accordance with the provisions of the Partnership Agreement and upon the execution and unconditional delivery of the Transaction Documents by an authorised signatory for and on behalf of the General Partner acting in its capacity as general partner of the Partnership, the Transaction Documents will have been duly executed and delivered by the Partnership and will constitute the legal, valid and binding obligations of the Partnership enforceable in accordance with their terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Partnership under the Transaction Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Partnership becomes insolvent or the partners are made subject to an insolvency proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Partnership determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(h)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(i)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that such proceedings may be tried in a more appropriate forum;

(j)	any provision in a Transaction Document which is governed by Cayman Islands law purporting to impose obligations on a person who is not a party to such Transaction Document (a “third party”) is unenforceable against that third party. Any provision in a Transaction Document which is governed by Cayman Islands law purporting to grant rights to a third party is unenforceable by that third party, except to the extent that such Transaction Document expressly provides that the third party may, in its own right, enforce such rights (subject to and in accordance with the Contracts (Rights of Third Parties) Law, 2014 of the Cayman Islands);

(k)	any provision of a Transaction Document which is governed by Cayman Islands law which expresses any matter to be determined by future agreement may be void or unenforceable;

(l)	we reserve our opinion as to the enforceability of the relevant provisions of the Transaction Documents to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(m)	enforcement may be prohibited if any Applicable Interest is or in the future becomes either subject to, or otherwise affected by, a Restrictions Notice.

4.2	Applicable court fees will be payable in respect of the enforcement of the Transaction Documents.

4.3	Cayman Islands stamp duty may be payable if the original Transaction Documents are brought to or executed in the Cayman Islands.

4.4	Notwithstanding registration, an exempted limited partnership is not a separate legal person distinct from its partners. An exempted limited partnership must act through its general partner and all agreements and contracts must be entered into by or on behalf of the general partner (or any agent or delegate of the general partner) on behalf of the exempted limited partnership. References in this opinion to the “Partnership” taking any action (including executing any agreements) should be construed accordingly.

4.5	The Partnership is not required to maintain a register of security interests in respect of the security interests created by the Partnership under the Transaction Documents. We are not qualified to advise as to whether the General Partner must make any registrations in its jurisdictions of incorporation, establishment or formation in respect of any such secured property.

4.6	To maintain the General Partner and the Partnership in good standing with the Registrar of Companies and the Registrar of Exempted Limited Partnerships under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies and the Registrar of Exempted Limited Partnerships within the time frame prescribed by law.

4.7	Under the laws of the Cayman Islands any term of a Transaction Document which is governed by Cayman Islands law may be amended or waived orally or by the conduct of the parties thereto, notwithstanding any provision to the contrary contained in the relevant Transaction Document.

4.8	The obligations of the General Partner or the Partnership may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands and/or restrictive measures adopted by the European Union Council for Common Foreign and Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council.

4.9	Under Cayman Islands law, agreements such as the Transaction Documents are effective from the date on which they are executed and delivered by all the parties to it, notwithstanding any prior “as of” date on their face.

4.10	In the case of an exempted limited partnership formed under the Law the general partner(s) are liable for partnership debts (i.e. debts validly contracted by them on behalf of the partnership) to the extent the partnership assets are insufficient to meet those debts, and the liability of the limited partners is limited to the extent provided in the Law. The general partner(s) of an exempted limited partnership (or any agent or delegate of the general partner(s)) enter into all agreements and contracts on behalf of the exempted limited partnership under general legal principles of agency as modified by the terms of the partnership agreement, the Law and the Partnership Law (2013 Revision). Under the terms of the Law, any right or property of the exempted limited partnership which is conveyed to or vested in or held either:

(a)	on behalf of any one or more of the general partners; or

(b)	in the name of the exempted limited partnership,

is an asset of the exempted limited partnership held upon trust in accordance with the terms of the Law.

4.11	A certificate, determination, calculation or designation of any party to the Partnership Agreement or the Transaction Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.12	The dissolution of the Partnership will be subject to the provisions of and the procedures required by sections 36 or 37 of the Law.

4.13	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality or invalidity, sever the relevant provisions of the Transaction Documents and enforce the remainder of the Transaction Documents or the transaction of which such provisions form a part, notwithstanding any express provisions in the Transaction Documents in this regard.

4.14	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Transaction Documents.

4.15

Legal proceedings against an exempted limited partnership may be instituted against any one or more of the general partner(s) and no limited partner shall be a party to or named in such proceedings unless the Grand Court of the Cayman Islands considers it just and equitable to join in or otherwise institute proceedings against any one or more of the limited partners who may be liable in the circumstances contemplated in section 20(1) or section 34(1) of the Law.

We express no view as to the commercial terms of the Transaction Documents or whether such terms represent the intentions of the parties, and make no comment with regard to warranties or representations which may be made therein.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Transaction Documents and express no opinion or observation upon the terms of any such document.

We hereby consent to the filing of this opinion as an exhibit to a registration statement on Form S-4 as filed with the Securities and Exchange Commission on 21 December 2017 (the “Registration Statement”) and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. The opinions in this opinion letter are limited to the matters detailed herein and are not to be read as opinions with respect to any other matter.

Yours faithfully
/s/ Maples and Calder

Maples and Calder

Schedule

Transaction Documents

1	The Indenture dated 19 January 2017, between, amongst others, the Partnership and the other guarantor named therein and the initial purchases party thereto and relating to the guarantee therein.

2	The Indenture dated 17 October 2017, between, amongst others, the Partnership and the other guarantor named therein and the initial purchases party thereto and relating to the guarantee therein.

Broadcom Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104, Cayman Islands

21 December 2017

To:	Maples and Calder
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Dear Sirs

Broadcom Cayman L.P. (the “Partnership”)

I, the undersigned, being duly authorised on behalf of Broadcom Limited, the General Partner of the Partnership, am aware that you are being asked to provide an opinion letter (the “Opinion”) in relation to certain aspects of Cayman Islands law. Unless otherwise defined herein, capitalised terms used in this certificate have the respective meanings given to them in the Opinion. I hereby certify that:

1	The Partnership Agreement remains in full force and effect and has not been terminated or amended in any way and no breaches of the Partnership Agreement have occurred. No event has occurred to effect the termination or dissolution or de-registration of the Partnership.

2	The General Partner is validly formed, existing and in good standing under the laws of Singapore and is the sole general partner of the Partnership.

3	The documents filed by the General Partner under section 184 of the Companies Law on 27 May 2015 are correct and unamended.

4	The General Partner has properly and validly authorised the execution of the Transaction Documents and any required resolutions and authorisations were duly adopted, are in full force and effect at the date of this certificate and have not been amended, varied or revoked in any respect.

5	The partnership records of the Partnership required to be maintained at its registered office in the Cayman Islands are complete and accurate in all material respects and all minutes and resolutions filed thereon represent a complete and accurate record of all meetings of the partners duly convened in accordance with the Partnership Agreement and all resolutions passed by written consent as the case may be.

6	The shareholders or members of the General Partner and the partners of the Partnership have not restricted the power of the General Partner or the Partnership in any manner relevant to the Transaction Documents.

7

Prior to, at the time of, and immediately following the execution of the Transaction Documents, the General Partner or the Partnership (as applicable) (a) was, or will be, able to pay (i) its debts as they fell, or fall, due; and (ii) Partnership debts as they fell, or fall, due out of partnership assets, and (b) the General Partner entered into or will enter into the Partnership Agreement and the Transaction Documents to which it is, or shall be, a party for proper value and not with an intention to defraud or wilfully defeat an obligation owed to any creditor or with a view to giving a creditor a preference.

8	None of the Applicable Interests is currently subject to or affected by a Restrictions Notice.

9	To the best of my knowledge and belief, having made due inquiry, neither the General Partner nor the Partnership are subject to legal, arbitral, administrative or other proceedings in any jurisdiction and no such proceedings have been threatened against the Partnership or General Partner. No steps have been taken to commence the winding up, dissolution or de-registration of the General Partner nor have the directors, the members, the partners or the shareholders taken any steps to have the General Partner struck off or placed in liquidation. No steps have been taken to wind up, dissolve or de-register the Partnership. No receiver has been appointed over any of the General Partner’s or the Partnership’s property or assets.

10	The execution and delivery of each of the Transaction Documents do not breach or conflict with any other agreement to which the General Partner or the Partnership has entered into prior to or on the date of this certificate. The transactions contemplated in the Transaction Documents fall within the purpose of the Partnership Agreement and the General Partner has obtained all necessary consents on behalf of the Partnership. All preconditions to the obligations of the parties to the Transaction Documents have been or will be satisfied or duly waived and there has been or will be no breach of the terms of the Transaction Documents.

11	Neither the General Partner nor the Partnership is a central bank, monetary authority or other sovereign entity of any state and neither is a subsidiary, direct or indirect, of any sovereign entity or state.

12	The General Partner considers the transactions contemplated by the Transaction Documents to be of commercial benefit to the General Partner and the Partnership and has acted (i) in good faith; (ii) in the best interests of the General Partner; (iii) subject to any express provisions of the Partnership Agreement to the contrary, in the interests of the Partnership, and (iv) for a proper purpose of the General Partner and the Partnership, in relation to the transactions which are the subject of the Opinion.

13	The transactions described in the Transaction Documents (the “Transactions”) are permitted under the investment objectives of the Partnership. All necessary consents have been given, actions taken and conditions met or validly waived in relation to the Transactions.

2

Broadcom Limited

I confirm that you may continue to rely on this certificate as being true and correct on the day that you issue the Opinion unless I shall have previously notified you in writing personally to the contrary.

Signed:	/s/ Thomas H. Krause, Jr.

Name:	Thomas H. Krause, Jr.

Title:	Authorised Signatory of General Partner